UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CHW Acquisition Corporation
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G2254A109
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2254A109
1	NAME OF REPORTING PERSONS CHW Acquisition Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,405,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,405,000(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,405,000(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ See footnote (2) below.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. G2254A109
1	NAME OF REPORTING PERSONS CHW Acquisition Founders LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,405,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,405,000(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,405,000(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ See footnote (2) below.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. G2254A109
1	NAME OF REPORTING PERSONS MJG Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,405,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,405,000 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,405,000(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ See footnote (2) below.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. G2254A109
1	NAME OF REPORTING PERSONS SNR Products LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,405,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,405,000(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,405,000(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ See footnote (2) below.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. G2254A109
1	NAME OF REPORTING PERSONS Mark Grundman
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,405,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,405,000(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,405,000(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ See footnote (2) below.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. G2254A109
1	NAME OF REPORTING PERSONS Jonah Raskas
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,405,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,405,000(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,405,000(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ See footnote (2) below.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	See Item 4. These are the Issuer’s ordinary shares issued in a private placement prior to the initial public offering of the Issuer. Terms of these shares are more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254422). Mark Grundman is the managing member of MJG Partners, LLC, a managing member of CHW Acquisition Founders LLC, which is a managing member of CHW Acquisition Sponsor LLC. Jonah Raskas is the sole member of SNR Products LLC which is a managing member of CHW Acquisition Founders LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by CHW Acquisition Sponsor LLC, as applicable, and share voting and dispositive control over such securities.

(2)	Excludes 4,238,636 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 15,687,500 ordinary shares issued and outstanding as of November 15, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 24, 2021.

Item 1(a).	Name of Issuer

CHW Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

2 Manhattanville Road, Suite 403
Purchase, NY 10677

Item 2(a).	Names of Persons Filing

CHW Acquisition Sponsor LLC, CHW Acquisition Founders LLC, MJG Partners, LLC, SNR Products LLC, Jonah Raskas and Mark Grundman (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

2 Manhattanville Road, Suite 403
Purchase, NY 10677

Item 2(c).	Citizenship

Each of CHW Acquisition Sponsor LLC and CHW Acquisition Founders LLC is a limited liability company formed in Delaware. MJG Partners, LLC is a limited liability company formed in New Jersey. SNR Products LLC is a limited liability company formed in New York. Each of Jonah Raskas and Mark Grundman is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Ordinary Shares, $0.0001 par value per share.

Item 2(e).	CUSIP Number

G2254A109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Persons may be deemed to beneficially own 2,405,000 of the Issuer’s Ordinary Shares, representing 15.3% of the total of Ordinary Shares issued and outstanding. The terms of such Ordinary Shares are more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254422).

The percentage of the Ordinary Shares held by the Reporting Persons is based on 15,687,500 Ordinary Shares issued and outstanding as of November 15, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 24, 2021.

CHW Acquisition Sponsor LLC is the record holder of the shares reported herein. Mark Grundman is the managing members of MJG Partners, LLC, a managing member of CHW Acquisition Founders LLC, which is a managing member of CHW Acquisition Sponsor LLC. Jonah Raskas is the sole member of SNR Products LLC which is a managing member of CHW Acquisition Founders LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by CHW Acquisition Sponsor LLC, as applicable, and share voting and dispositive control over such securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022

CHW ACQUISITION SPONSOR LLC,
a Delaware limited liability company

By:	CHW Acquisition Founders LLC,
a Delaware limited liability company, as the managing member of CHW Acquisition Sponsor LLC

By:	MJG Partners, LLC, as a managing member of CHW Acquisition Founders LLC

By:	/s/ Mark Grundman
	Name:	Mark Grundman
	Title:	Managing Member

/s/ Mark Grundman
	Name:	Mark Grundman

/s/ Jonah Raskas
	Name:	Jonah Raskas

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

12

EXHIBIT LIST

Exhibit A        Joint Filing Agreement, dated as of February 14, 2022

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Ordinary Shares, $0.0001 par value per share, of CHW Acquisition Corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2022.

CHW ACQUISITION SPONSOR LLC,
a Delaware limited liability company

By:	CHW Acquisition Founders LLC,
a Delaware limited liability company, as the managing member of CHW Acquisition Sponsor LLC

By:	MJG Partners, LLC, as a managing member of CHW Acquisition Founders LLC

By:	/s/ Mark Grundman
	Name:	Mark Grundman
	Title:	Managing Member

SNR Products LLC, as a managing member of CHW Acquisition Founders LLC

By:	/s/ Jonah Raskas
	Name:	Jonah Raskas
	Title:	Sole Member

/s/ Mark Grundman
	Name:	Mark Grundman

/s/ Jonah Raskas
	Name:	Jonah Raskas